FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2020

Commission File No. 000-16353

37 CAPITAL INC.

(Translation of registrant's name into English)

Suite 400, 570 Granville Street, Vancouver, BC, Canada V6C 3P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

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SUBMITTED HEREWITH

Exhibit 31.1	Annual Certification of CEO
Exhibit 31.2	Annual Certification of CFO
Exhibit 99.1	Audited Annual Financial Statements December 31, 2020
Exhibit 99.2	Annual MD&A December 31, 2020

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 Capital Inc.

/s/ Jake H. Kalpakian
Jake H. Kalpakian
President

April 30, 2021

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